Exhibit No. 12(c)

FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2007	2006	2005	2004	2003

Earnings, as defined:
Net income	$317	$328	$260	$335	$297
Fixed charges, as below	188	159	138	122	103
Income taxes	144	193	121	174	147
Total earnings, as defined	$649	$680	$519	$631	$547

Fixed Charges, as defined:
Interest on long-term debt	$157	$145	$116	$107	$103
Other interest	28	10	18	10	(6)
Imputed interest factor in rentals – charged
principally to operating expenses	3	4	4	5	6
Total fixed charges, as defined	188	159	138	122	103
Preferred dividends, as defined	2	2	2	2	2
Total fixed charges and preferred dividends combined	$190	$161	$140	$124	$105

Ratio of Earnings to Fixed Charges	3.45	4.28	3.76	5.17	5.31

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.42	4.22	3.71	5.08	5.21